      FAMILY ROOM ENTERTAINMENT CORPORATION
8530 Wilshire Blvd., Suite 420                                 Phone: (310) 659-9411
Beverly Hills, California 90211                                 Fax: (310) 659-9472
________________________________________________________________________________________________________________

July 19, 2005

Johanna Vega Losert
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Family Room Entertainment Corporation
Registration Statement on Form SB-2/A
File No. 333-121628
            Via Fax: 202-772-9202

Dear Ms. Losert

Pursuant to Rule 461 of Regulation C under the Securities Act, Family Room Entertainment Corporation, respectfully requests that the effective date of the Form SB-2/A Registration Statement referred to above, to be qualified on July 20, 2005, at 5:00 PM EST or as soon as possible thereafter.

Family Room Entertainment Corporation acknowledges that:

•  Should the commission or the staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the commission from taking any action with respect to the filing;

•  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ George Furla
__________________
George Furla
President and Chief Operating Officer